Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Sprint-T-Mobile Merger

Recruiter talk points – For internal use only

May 7

Why should I be excited to work at Sprint?

•	This is an extraordinary time for Sprint! Together, Sprint and T-Mobile will create the first – and best – nationwide 5G network with the breadth and depth needed to fuel a giant wave of innovation and disruption throughout the entire marketplace. We will deliver better products and services to customers and create thousands of new jobs, including new opportunities for employees.

•	The announcement has no immediate impact on the way we operate. We must remain focused on our day-to-day responsibilities, meeting and exceeding the needs of our customers and executing our plan.

•	Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019.

•	During the interim period, Sprint’s core strategy remains unchanged – which is to continue its aggressive network build out plan, including 5G. Sprint will build a solid platform to remain standalone if necessary. It can do so while preserving synergies.

What does this combination mean for prospective employees of Sprint?

•	The announcement has no immediate impact on the way we operate. We must remain focused on our day-to-day responsibilities, meeting and exceeding the needs of our customers and executing our plan.

•	Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019.

Will there be any changes at Sprint?

•	For now it’s business as usual. After the transaction has closed the name of the company will be T-Mobile. Which current T-Mobile and Sprint brands are in market afterward will be decided by the new company.

•	The headquarters for the new company will be Bellevue, Wash. And Kansas City will be HQ2.

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Sprint-T-Mobile Merger

Recruiter talk points – For internal use only

May 7

What about job stability during this transaction?

•	This transaction is about growth and we expect that we will be creating jobs.

•	Any integration process would not begin until after the merger receives regulatory approval and closes.

•	There may be some overlaps, but we’ll choose the best talent from both companies for these roles.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding

2

Sprint-T-Mobile Merger

Recruiter talk points – For internal use only

May 7

the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected

3

Sprint-T-Mobile Merger

Recruiter talk points – For internal use only

May 7

benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

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The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: #KansasCity has been such an amazing home for my family, and I’m excited that @Sprint’s merger with @TMobile is poised to help this city grow even more as HQ2! [Investor Info: sprint.co/2ru1uqM ]

https://www.bizjournals.com/kansascity/news/2018/05/07/exclusivesprints-claure-talks-roots-his-new-role.html?ana=yahoo&yptr= yahoo:

Exclusive: Sprint’s Claure talks roots, his new role and the role of KC after T-Mobile merger

Sprint Corp. Executive Chairman Marcelo Claure poses with board members of the Hispanic Chamber of Commerce of Greater Kansas City.

ELISE REUTER | KCBJ

By Elise Reuter – Reporter, Kansas City Business Journal

May 7, 2018, 8:07am CDT Updated a day ago

It’s been a busy week,” Sprint Corp.‘s Marcelo Claure said.

At the beginning of the week, Sprint (NYSE: S) announced that it was embarking on a multibillion-dollar merger with T-Mobile US Inc. Days later, Claure was promoted from CEO to executive chairman of Sprint, CEO of SoftBank International and COO of SoftBank Group Corp., Sprint’s primary owner.

“I think it’s the world’s most exciting company, but I’m still chairman of Sprint, and I’m going to continue with this until we can get the merger approved,” he said.

In his new role, Claure will spend even more time with SoftBank Group CEO Masayoshi Son, traveling between Kansas City, Tokyo and Washington, where he will spend time courting lawmakers as Sprint and T-Mobile work to merge.

“(Son and I) we’re actually going to share offices,” Claure said. “I’m going to spend a couple of weeks in Japan, a week here, in D.C. I get to travel around a lot.”

In his new role, Claure will work with SoftBank’s other portfolio companies, such as British chip-maker ARM Holdings, and Uber, which SoftBank’s Vision Fund acquired.

“I’m so looking forward to being in that role, and I’m so looking forward to getting our merger with T-Mobile concluded, being able to build the world’s most advanced 5G network and helping the SoftBank portfolio companies function there,” Claure told the Kansas City Business Journal.

Sprint Corp. CEO Marcelo Claure speaks at the Hispanic Chamber of Commerce of Greater Kansas City.

Startup roots

At a Friday event with the Hispanic Chamber of Commerce of Greater Kansas City, Claure shared his story of entrepreneurship at a celebration for the opening of a new Sprint Hispanic Business Center, which will provide workshops and resources for local entrepreneurs. Chamber President Carlos Gomez said the center helped 90 businesses start up last year, and he hopes to double that number with Sprint’s support.

“A lot of you don’t know my story, but my first company was a small company called Brightstar,” Claure said. “I started it with $100, selling phones from the back of my car.”

Just 15 years later, that company was valued at $2.2 billion when SoftBank bought a majority stake. Today, it employs thousands and brought in more than $12 billion in revenue in 2015.

As Claure recalls, Son called him one day and made him an offer he couldn’t refuse. Soon after, he told Claure he wanted him to go fix Sprint.

“I was sitting in Miami, and I said: ‘I’m not the right guy. I’m not a telecom operator. I just know how to buy phones cheap and resell them a little more expensive,’” Claure said. “(Son) said: ‘You’re a fighter. You’re a guy that can learn.’”

Flying in for his first week on the job, Claure recalled seeing the “immense Sprint campus and how important Sprint is to the Kansas City community.”

Soon after, he and his wife made the move, and they were welcomed with gifts and cookies from neighbors.

“Coming to Kansas City four years ago, as a Hispanic CEO, it was quite interesting because I didn’t know many people,” he said. “This has probably been one of the best surprises of my life.”

With the T-Mobile merger, Claure said a key part of the deal was to secure Kansas City’s future with a second headquarters. He said the company also would reshore “thousands and thousands” of jobs as Sprint brings in customer-care employees, possibly referring to Sprint’s commitment to create 5,000 jobs after the election.

“We think this company is going to be so large and have such a great product that it’s actually going to grow, and Sprint’s going to get back to hiring people,” Claure said. “One of the main reasons why I accepted the merger was the commitment there will be an HQ2 … that’s going to be Kansas City. And the commitment that we’re going to grow here.”

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on LinkedIn:

LinkedIn post: #KansasCity has been such an amazing home for my family, and I’m excited that Sprint’s merger with T-Mobile is poised to help this city grow even more as HQ2! [Investor Info: http://bit.ly/2ru1uXO] https://bit.ly/2I1Ic2d

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.